Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollars in Thousands)
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                                                         Year Ended December 31,
                                        1999         1998         1997         1996         1995
Earnings from
  continuing operations . . . . . .   $119,248     $148,736     $ 69,536     $132,532     $162,660

Fixed Charges:
  Interest expense. . . . . . . . .     49,518       49,358       50,450       58,062       52,263
  Interest on Corporate-owned
    Life Insurance Borrowings . . .     31,450       32,368       31,253       27,636       25,357
  Interest Applicable to Rentals. .     24,626       25,106       25,143       25,539       25,375
      Total Fixed Charges . . . . .    105,594      106,832      106,846      111,237      102,995

Earnings (1). . . . . . . . . . . .   $224,842     $255,568     $176,382     $243,769     $265,655

Ratio of Earnings to Fixed Charges.       2.13         2.39         1.65         2.19         2.58




     (1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.

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